650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

CONFIDENTIAL TREATMENT REQUESTED

BY BOX, INC.: BOX-0004

December 24, 2014

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”.

Via EDGAR and Overnight Delivery

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Mark P. Shuman
Edwin Kim
Eiko Yaoita Pyles
Christine Davis

Re:	Box, Inc.
Registration Statement on Form S-1
File No. 333-194767

Ladies and Gentlemen:

On behalf of our client, Box, Inc. (“Box” or the “Company”), and in connection with the submission of a letter dated February 12, 2014 (the “First Response Letter”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated January 30, 2014, relating to the Company’s Draft Registration Statement on Form S-1 (the “Registration Statement”) submitted to the Commission on January 3, 2014, we submit this supplemental letter to further address comment 1 of the First Response Letter.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

AUSTIN     BEIJING     BRUSSELS     GEORGETOWN,  DE     HONG KONG     LOS ANGELES     NEW YORK

PALO ALTO     SAN DIEGO     SAN FRANCISCO      SEATTLE     SHANGHAI     WASHINGTON, DC

Securities and Exchange Commission December 24, 2014 Page 2	CONFIDENTIAL TREATMENT REQUESTED BY BOX, INC.: BOX-0004

For the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter. In this letter, we have recited the prior comment from the Staff in italicized, bold type and have followed the comment with the Company’s response.

General

1.	We will process your amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. The effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

We supplementally advise the Staff that, on December 23, 2014, representatives of Morgan Stanley & Co. LLC, the lead underwriter for the Company’s initial public offering, on behalf of the underwriters, advised the Company that, based on then-current market conditions, they anticipated the underwriters would recommend to the Company a preliminary price range of [***] per share (the “Preliminary Price Range”).

The Company does not intend to disclose the Preliminary Price Range in the Registration Statement until it commences the marketing efforts for the Company’s initial public offering, which is currently scheduled to begin on January 9, 2015.

We further advise the Staff that the Company expects to grant additional equity awards prior to the effectiveness of the Registration Statement and we will update the Staff once the details of such awards are finalized.

****

Securities and Exchange Commission December 24, 2014 Page 3	CONFIDENTIAL TREATMENT REQUESTED BY BOX, INC.: BOX-0004

Please direct any questions regarding the Company’s response to me at (650) 565-3890 or ccheng@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

 /s/ Calise Y. Cheng

Calise Y. Cheng

cc:	Aaron Levie, Box, Inc.

Dylan Smith, Box, Inc.

Dan Levin, Box, Inc.

Peter McGoff, Box, Inc.

Steven E. Bochner, Wilson Sonsini Goodrich & Rosati, P.C.

Jose F. Macias, Wilson Sonsini Goodrich & Rosati, P.C.

Jon C. Avina, Wilson Sonsini Goodrich & Rosati, P.C.

Richard A. Kline, Goodwin Procter LLP

Anthony J. McCusker, Goodwin Procter LLP